May 21, 2024

Jessica Dickerson, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sibannac, Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 1, as Amended Initially Filed February 2, 2024
File No. 024-12159

Dear Ms. Dickerson:

This letter sets forth the request of Sibannac, Inc., (“SNNC” or the “Company”) for Qualification of its Post-Qualification Amendment No. 1, as Amended of its Regulation A Offering on Form 1-A.

Kindly be advised that Sibannac, Inc. (the "Company") requests that its Post Qualification Amendment No.1, as amended of its Regulation A Offering on Form 1-A be qualified on Wednesday, May 22, 2024, at 12pm Eastern Time, or as soon as practical thereafter. The Company represents that the State of Colorado is prepared to qualify our offering upon qualification by the Securities and Exchange Commission. This replaces and updates the Company’s previous qualification request.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (480) 407-6445 or Carl Ranno, Esq. at (602) 493-0369. Thank you for your attention to this matter.

Sincerely,

/s/ David Mersky

CEO and Director